Jarvis J. Lagman, Esq.

Attorney at Law

4136 Del Rey Avenue, Suite #605, Marina del Rey, CA 90292

Email: jlagman@lagmanlegal.com

Telephone: 917-923-8413

April 22, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	CannAssist International Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 22, 2019
File No. 333-227914

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 3 to Registration Statement on Form S-1 for CannAssist International Corp. (“CannAssist” or the “Company”).

The Amendment No. 3 to the Registration Statement on Form S-1 amends the Registration Statement to include audited financial statements for the years ended December 31, 2018 and 2017 and to update information in the prospectus and elsewhere relating to material events occurring after the filing of the Amendment No. 2 to the Registration Statement.

In light of these amendments, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman@lagmanlegal.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.